

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Justin Davis-Rice
Executive Chairman
NAKED BRAND GROUP Ltd
c/o Bendon Limited
1/23 Court Road, Double Bay
NSW 2028, Australia

   Re: NAKED BRAND GROUP Ltd
     Registration Statement on Form F-3
     Filed October 19, 2020
     File No. 333-249547

Dear Mr. Davis-Rice:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Geoff Kruczek at (20) 551-3641 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: David Alan Miller